                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       Ames Department Stores, Inc.
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 030789 2 200
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              August 16, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: /_/

Check the following box if a fee is being paid with this statement: /X/




                            Page 1 of 16 pages

                     Exhibit Index appears on page 12

                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 2 of 16 Pages
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN & CO., L.P.                        13-3321472



2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /_/

                                                 (b)  SEE ITEM 5

3)    SEC USE ONLY


4)   SOURCE OF FUNDS

           WC



5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7)  SOLE VOTING POWER
                        Not Applicable
         NUMBER
         OF         8)  SHARED VOTING POWER
         SHARES         952,820 (See Item 5)
         BENEFICIALLY
         OWNED BY   9)  SOLE DISPOSITIVE POWER
         EACH           Not Applicable
         REPORTING
         PERSON    10)  SHARED DISPOSITIVE POWER
         WITH           952,820 (See Item 5)



11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         952,820 (See Item 5)



12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN

                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 3 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  /_/

                                                 (b)  SEE ITEM 5

3)   SEC USE ONLY



4)   SOURCE OF FUNDS

            WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS

                7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER

     OF         8)   SHARED VOTING POWER
     SHARES          433,578 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON    10)   SHARED DISPOSITIVE POWER
     WITH            433,578 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     433,578 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 4 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS, L.P.            13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)   /__/

                                                 (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                   7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER

     OF            8)   SHARED VOTING POWER
     SHARES             952,820 (See Item 5)
     BENEFICIALLY

     OWNED BY      9)   SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON       10)   SHARED DISPOSITIVE POWER
     WITH               952,820 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     952,820 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
                PN

                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 5 of 16 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DICKSTEIN PARTNERS INC.             13-3537972



2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   /__/

                                                 (b)  SEE ITEM 5

3)  SEC USE ONLY



4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                    /__/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                 7)   SOLE VOTING POWER
                      Not Applicable
    NUMBER

    OF           8)   SHARED VOTING POWER
    SHARES            1,386,398 (See Item 5)
    BENEFICIALLY
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON      10)   SHARED DISPOSITIVE POWER
    WITH              1,386,398 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,386,398 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 /__/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.9% (See Item 5)

14) TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D
CUSIP No.  030789 2 200                        Page 6 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /__/

                                                 (b)  SEE ITEM 5

3)   SEC USE ONLY



4)   SOURCE OF FUNDS
          PF, AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7)   SOLE VOTING POWER
                         50,000 (See Item 5)
     NUMBER

     OF             8)   SHARED VOTING POWER
     SHARES              1,386,398 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)   SOLE DISPOSITIVE POWER
     EACH                50,000 (See Item 5)
     REPORTING
     PERSON        10)   SHARED DISPOSITIVE POWER
     WITH                1,386,398 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,436,398 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                  /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

                               Schedule 13D


Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock and Priority Common Stock, $.01 par value (collectively, the "Common Stock"), of Ames Department Stores, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2418 Main Street, Rocky Hill, Connecticut 06067.

Item 2.   Identity and Background.

          (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

          Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.

          Dickstein International is a limited liability, open end investment fund incorporated as an international business company in the Territory of the British Virgin Islands.
Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

          Dickstein Partners is a Delaware limited partnership and is the general partner of Dickstein & Co. As such, Dickstein
Partners makes all investment and trading decisions for Dickstein
& Co.

          Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein
Inc. makes all investment and trading decisions for Dickstein
International.

          Mark Dickstein is the president and sole director of Dickstein Inc.

          The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

          The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          The cost of the shares of Common Stock reported owned by Dickstein & Co. and Dickstein International was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In each case, a portion of the reported shares was acquired in exchange for certain of the Company's debt obligations and pre-petition trade payables pursuant to the Company's Third Amended and Restated Joint Plan of Reorganiza-tion, dated October 23, 1992 (the "POR"). Other shares were purchased in the open market. Giving effect to certain sales of the Common Stock made by each such entity, the total cost of the reported shares by Dickstein & Co. and Dickstein International was $2,518,133 and $1,288,485, respectively. All of the shares of Common Stock reported owned by Mark Dickstein were acquired in the open market with his personal funds. Giving effect to certain sales of the Common Stock made by Mr. Dickstein, the total cost of the shares reported by Mr. Dickstein was $104,598.

Item 4.  Purpose of Transaction.

          The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment. Pursuant to the POR, Dickstein & Co. and Dickstein International have the right to receive $815,800 in deferred payments.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The foregoing is subject to limitations on the acquisition and transfer of shares of Common Stock contained in Article FIFTH of the Company's Amended and Restated Certificate of Incorporation. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) The Reporting Persons own an aggregate of 1,436,398 shares of Common Stock, representing approximately 7.1% of the shares of Common Stock.[1] Dickstein & Co. beneficially owns 952,820 of such shares of Common Stock (approximately 4.7% of the shares outstanding); Dickstein International owns 433,578 of such shares of Common Stock (approximately 2.2% of the shares outstanding); and Mark Dickstein owns 50,000 of such shares of Common Stock (approximately .2% of the shares outstanding) in addition to the shares owned by Dickstein & Co. and Dickstein International, which Mr. Dickstein may be deemed to beneficially own. (See Item 5(b)).

          Upon the resolution of the Company's pre-petition claims, Dickstein & Co. and Dickstein International may be


_____________
[1] Based on 20,127,269 shares of Common Stock reported to be outstanding on June 1, 1994 as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1994. As of such date the Company had 17,727,787 shares of Common Stock, $.01 par value, and 2,399,482 shares of Priority Common Stock, $.01 par value, outstanding, which the Reporting Persons believe should be deemed one class of equity securities for purposes of
      Section 13(d) of the Securities Exchange Act of 1934.

entitled to receive additional shares of Common Stock, although the amount and timing of the receipt of such additional shares cannot be determined at this time.

          The following other persons identified in response to
Item 2 own shares of Common Stock: Mark Kaufman owns 1,000 shares and David Brail owns 20,000 shares.

          (b) By reason of its position as general partner of Dickstein & Co., Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International, (ii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and (iii) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International other than those shares in which they have a pecuniary interest.

          Messrs. Dickstein, Kaufman and Brail possess the sole power to vote and dispose of shares of Common Stock owned by them, respectively.

          (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has acquired any of the Company's securities during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1       Agreement of joint filing pursuant to Rule
               13d-1(f) promulgated under the Securities
                Exchange Act of 1934, as amended.
                                 -10-

                                 SIGNATURE

                After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 23, 1994

                              DICKSTEIN & CO., L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P., the general partner
                              of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              agent of Dickstein International
                              Limited

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS INC.

                              By:  Alan Cooper, as Vice President

                              /s/ Alan Cooper
                              Name:  Alan Cooper

                              /s/ Mark Dickstein
                              Mark Dickstein

                               EXHIBIT INDEX


EXHIBIT                      DESCRIPTION                 PAGE

1          Agreement of joint filing pursuant to           15
           Rule 13d-1(f) promulgated under the
           Securities Exchange Act of 1934, as amended

                                                       SCHEDULE I


                     EXECUTIVE OFFICERS AND DIRECTORS
                DICKSTEIN PARTNERS INC. ("DICKSTEIN INC.")


         The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. is set forth below. The business address of each such person is c/o Dickstein Partners, 9 West 57th St., New York, New York 10019.




Name and                Present Principal
Position                Occupation or Employments Held

Mark Dickstein          President and Sole Director of
President and           Dickstein Inc.
Sole Director

David Brail             Vice President of Dickstein Inc.
Vice President

Tod Black               Vice President of Dickstein Inc.
Vice President

Edward Farr             Vice President of Dickstein Inc.
Vice President

Mark Kaufman            Vice President of Dickstein Inc.
Vice President

Arthur Wrubel           Vice President of Dickstein Inc.
Vice President

Samuel Katz             Vice President of Dickstein Inc.
Vice President

Mark Brodsky            Vice President of Dickstein Inc.
Vice President

Alan S. Cooper          Vice President and General Counsel of
Vice President          Dickstein Inc.
General Counsel

                                                     SCHEDULE II

                    TRANSACTIONS IN COMMON
           STOCK OF AMES DEPARTMENT STORES, INC.
                DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.

           Number of
            Shares      Price per                        Total
Date       Purchased      share       Commission          Cost

7/27/94     56,000        3.232         25.00         181,017.00
8/01/94      7,500        3.500         25.00          26,275.00
8/10/94    140,000        3.313         25.00         463,775.00
8/11/94     77,000        3.313         25.00         255,087.50
8/16/94    173,000        3.188         25.00         551,462.50
8/22/94     75,000        3.000         25.00         225,025.00


Shares Purchased by Dickstein International Limited

           Number of
            Shares      Price per                         Total
Date       Purchased      share       Commission          Cost

7/27/94     14,000        3.232         25.00          45,273.00
8/01/94      7,500        3.500         25.00          26,275.00
8/10/94     40,000        3.313         25.00         132,525.00
8/11/94     23,000        3.313         25.00          76,212.50
8/16/94     77,000        3.188         25.00         245,462.50
8/22/94    175,000        3.000         25.00         525,025.00

                                 EXHIBIT 1

                         AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 23, 1994.

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited


                             /s/ Alan Cooper
                             Name:  Alan Cooper



                             /s/ Mark Dickstein
                             Mark Dickstein

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             General Partner of Dickstein
                             Partners, L.P.


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper